COM2000, INC.

April 28, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Patrick Faller

Division of Corporation Finance

Office of Life Sciences

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re: Com2000, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed April 28, 2022

File No. 333-260491

Dear Mr. Faller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Com2000, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Standard Time on May 2, 2022, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

By:

/s/ Jacob Lakhany

Jacob Lakhany

Chief Executive Officer

1575 W Horizon Ridge Pkwy, #531401

Henderson, NV 89012, USA

Issuer's telephone number: +1-650-430-6380

Issuer’s email: IR@Com2000.com